[Letterhead of The Wall Street Group, Inc.]

FOR IMMEDIATE RELEASE

NEW YORK, NEW YORK, July 29, 1999

                       CONCORD FABRICS INC. TO GO PRIVATE

      Concord Fabrics Inc. (AMEX: CIS) and Concord Merger Corp. ("Merger Corp."), a newly formed entity controlled by Alvin Weinstein, his family and certain management of Concord Fabrics, today announced that they have signed a definitive agreement for Merger Corp. to merge into Concord Fabrics. Merger Corp. currently owns approximately 63% of the outstanding shares of Concord Fabrics. Under the terms of the Merger Agreement, Merger Corp. will make a cash tender offer to acquire all of the shares it does not currently own of Concord Fabrics at $7.875 per share. Following the tender offer, if Merger Corp. does not own 100% of Concord Fabrics' shares, Merger Corp. will be merged into Concord Fabrics and each remaining Concord Fabrics shareholder will receive $7.875 per share in exchange for each Concord Fabrics share held. The offer price is a 40% premium to the July 28 closing price of Concord Fabrics' Class A common stock. Class A common stock closed at $5.625 on July 28 and the Class B common stock closed at $5.625 on July 27, its most recent trading date.

      The Merger Agreement and the tender offer are subject to customary conditions and the tender offer is conditioned, subject to waiver, on a majority of the common stock, other than the shares owned by Merger Corp., being tendered. A Special Committee of the Board of Directors of Concord Fabrics has determined that the tender offer price is fair and recommended that the full Board approve the Merger Agreement.

      Concord Fabrics Inc., based in New York, New York, develops, designs and produces, in its own facility and through unaffiliated contractors, woven and knitted fabrics of natural and synthetic fibers in a wide variety of colors and patterns, for sale to manufacturers and to retailers for resale to the home sewing market.